Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

November 17, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 17, 2021 The Nasdaq Stock Market (the "Exchange") received from Argo Blockchain plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

8.75% Senior Notes due 2026

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi